BAKER & McKENZIE

東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2005 JUN 28 A 10:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Calgary
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

File No. 82-34816
June 16, 2005

VIA AIR MAIL




05009297

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Notice of Adjustment to the Forecast of Dividends for the Year Ending March 31, 2006 (the 2nd Fiscal Year) (Dated June 16, 2005)

PROCESSED
JUN 29 2005
THOMSON FINANCIAL

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: The Bank of New York
cc: SEGA SAMMY HOLDINGS INC. (w/o encl.)

(Translation)

File No. 82-34816
June 16, 2005

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Koichi Fukazawa, Executive Officer
(TEL: 03-6215-9955)

Notice of Adjustment to the Forecast of Dividends
for the Year Ending March 31, 2006 (the 2nd Fiscal Year)

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company"), at the meeting of its Board of Directors held on June 16, 2005, resolved to make adjustment to the forecast of interim and year-end dividends per share for the year ending March 31, 2006 (from April 1, 2005 to March 31, 2006) (the 2nd fiscal year), as described below:

1. Reasons for the adjustment to the forecast of dividends:

The Company regards the paying out of profits to its shareholders as an important mission of management and has adopted a basic policy of paying dividends properly in proportion to profits.

To pay out profits to its shareholders more positively in accordance with such policy, the Company will make adjustment to the forecast of interim and year-end dividends per share for the year ending March 31, 2006 (from April 1, 2005 to March 31, 2006) (the 2nd fiscal year).

We believe that the Company is steadily driving performance to fulfill its business plan for the current fiscal year and medium-term business plan publicized on May 24, 2005.

2. Content of the adjustment:

Forecast of dividends per share for the year ending March 31, 2006 (from April 1, 2005 to March 31, 2006) (the 2nd fiscal year)

	Interim dividend	Year-end dividend	Annual dividend
Previous forecast (May 24, 2005)	¥40.00	¥40.00	¥80.00
Adjusted forecast	¥50.00	¥50.00	¥100.00